Exhibit 3.5
FIRST AMENDMENT TO AMENDED AND RESTATED BY-LAWS
OF
WINTRUST FINANCIAL CORPORATION
(AN ILLINOIS CORPORATION)
(effective May 26, 2006)
     Section 3.2 of the Amended and Restated By-laws of Wintrust Financial Corporation is amended by deleting Section 3.2 in its entirety and inserting the following in the place thereof:
      “SECTION 3.2 NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be fourteen (14). The number of directors may be increased or decreased (provided, however, that such number shall never be less than nine (9)) from time to time by the amendment of this Section 3.2 by the shareholders or by a resolution adopted by the majority of members of the board of directors as provided in this Section 3.2; but no decrease shall have the effect of shortening the term of any incumbent director.
      Directors need not be residents of Illinois or shareholders of the corporation.
      Advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of the shareholders of the corporation shall be given in the manner provided in these by-laws.”